[LETTERHEAD OF ARNOLD & PORTER KAYE SCHOLER LLP]

June 14, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Corey Jennings

Special Counsel

Office of International Corporate Finance

Re:	The Federal Republic of Nigeria

Registration Statement under Schedule B

File No. 333-216840

Ladies and Gentlemen:

On behalf of The Federal Republic of Nigeria (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-216840) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 20, 2017, as amended by Pre-Effective Amendment No. 1 thereto filed on May 17, 2017, Pre-Effective Amendment No. 2 thereto filed on May 31, 2017 and Pre-Effective Amendment No. 3 thereto filed on June 12, 2017, be declared effective at 5:00 p.m. on June 16, 2017 or as soon thereafter as practicable.

Very truly yours,

/s/ E. Whitney Debevoise

E. Whitney Debevoise